
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 16, 2008

VIA U.S. MAIL and FACSIMILE: (512) 895-3146

Mr. Alan Campbell
Chief Financial Officer
Freescale Semiconductor Holdings I, Ltd.
6501 William Cannon Drive West
Austin, TX 78735

> **RE: Freescale Semiconductor Holdings I, Ltd.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 13, 2008**
> **Form 10-Q for the quarters ended March 28, June 27, and**
> **September 26, 2008**
> **File No. 333-141128-05**

Dear Mr. Campbell:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents and future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Alan Campbell
Freescale Semiconductor Holdings I, Ltd.
December 16, 2008
Page 2

<u>Form 10-K for the year ended December 31, 2007</u>
<u>Form 10-Q for the quarters ended March 28, June 27, and September 26, 2008</u>
<u>Exhibits 31.1 and 31.2</u>

1.   We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of
        Regulation S-K that refers to internal control over financial reporting for the
        certifications included in your Form 10-K for December 31, 2007 and Forms 10-
        Q for 2008. Please file an abbreviated amendment to the Form 10-K *and* Forms
        10-Q that includes a cover page, explanatory note, signature page and paragraphs
        1, 2, 4 and 5 of the certification. Please note that you should also comply with
        any applicable futures comments in the abbreviated amendments.

2.   We note that you include the title of the certifying officer in the first line of the
        certification and that in paragraph 5 you refer to the "Audit and Legal
        Committee" instead of the "audit committee" The required certifications must be
        in the exact form prescribed; the wording of the required certifications may not be
        changed in any respect. In future filings, the wording in the certification should
        be consistent with Item 601(b)(31)(i) of Regulation S-B.

<u>Form 10-Q for the quarters ended March 28, June 27, and September 26, 2008</u>
<u>Note 2. Other Financial Data</u>

3.   Please revise future filings to include the disclosures required by paragraph 32 of
        SFAS 157, as applicable. We see that you hold auction rate securities, asset-
        backed securities, commercial paper and other investments measured at fair value.

                                        *****

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide marked copies of your amendment to expedite our review. Please furnish a cover
letter with your response that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3664 if you have questions. In this regard, please do not hesitate to contact me Brian Cascio, Accounting Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Kristin Lochhead
Reviewing Accountant